December 3, 2012

VIA EMAIL AND COURIER

Larry Spirgel, Assistant Director

Jessica Plowgian, Attorney-Adviser

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Tsingda eEDU Corporation
Form 10-K for Fiscal Year Ended December 31, 2011 Filed March 30, 2012 File No. 000-52347

Dear Mr. Spirgel:

Tsingda eEDU Corporation (the “Company”, “we”, “our”, “us”, or “Tsingda”) is electronically transmitting hereunder proposed responses to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated November 16, 2012, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”) filed on March 30, 2012. A marked version of the proposed Amendment No. 2 to the proposed Amendment No. 1 to the Form 10-K (“Amendment No. 2”) is enclosed herewith reflecting all changes from Amendment No. 1. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Corporate Structure and Related Agreements, page 2

1.	Please revise your organizational chart to identify the shareholders of Tsingda Education and include footnote disclosure indicating such shareholders' roles, if any, with respect to Tsingda eEDU In addition, please revise the chart to include the abbreviated name used elsewhere in the filing for Tsingda Century Education Technology Co., Ltd.

We have revised the organizational chart in response to the Staff’s comment.

2.	We note your response to comment 16 from our letter dated October 1, 2012 and your statement on page 3 (and elsewhere in your proposed disclosure) that the option agreement grants the WFOE the right and option to acquire the equity interest in Tsingda Education "upon an event of default." However, Section 1 of the Option Agreement you propose to file as Exhibit 10.3 to your Form 10-K seems to indicate that such option may be exercised at any time. Please revise or explain.

In response the Staff’s comments, we have revised the disclosure reflecting the fact that the WFOE may exercise such option at any time.

3.	Please tell us the business scope of Tsingda Education. If Tsingda Education's business scope does not include tutoring and test preparation, revise your disclosure to include a risk factor addressing any risks associated with the conduct of business outside the scope such license.

According to the current business license of Tsingda Education, Tsingda Education’s business scope does not include tutoring and test preparation. We have included a risk factor on page 36 of the Amendment No. 2.

Liquidity and Capital Resources, page 55

4.	We note your response to comment 2 from our letter dated October 1, 2012 as well as your reference on page 57 and in the Exhibit Index of your proposed disclosure to a Cooperation Agreement with Beijing ShangXue Educational Technology Co. However, the agreement provided with your response is titled a "Share Investment Agreement." Please revise.

We have revised the English translation of the title of the Cooperation Agreement with Beijing ShangXue Educational Technology Co. to correct the prior error in the translation. Please find attached the executed Chinese version of the Cooperation Agreement with Beijing ShangXue Educational Technology Co. for your reference.

Note 9 - Due from the Related Party, page 100

5.	We note your response to comment 18 from our letter dated October 1, 2012 and your statement that US$2.9 million "had been returned" to you as of March 6, 2012. Please clarify whether the loan and the Investment Agreement between the parties have been terminated and indicate whether Mr. Zhou intends to repay the $100,000 he did not return to you. In addition, please identify Mr. Zhou's position with the company.

The Investment Agreement is suspended due to Mr. Guozhen Zhou’s personal health. We reserve the right to terminate the Investment Agreement pursuant to Article 8 of the Investment Agreement. Regardless of whether the Investment Agreement is terminated, we do not expect Mr. Zhou to return the $100,000 of expenses spent on the AOSO project since inception of the project. Both we and Mr. Zhou expect the AOSA project will resume once his health improves.

Mr. Zhou is currently the Vice President of Tsingda Education.

**************************************

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel Adam Mimeles Esq., at (212) 370-1300.

Very truly yours,

/s/ Chungmai Kang

Chungmai Kang